FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of February 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Press release of February 13, 2003 regarding consolidated financial results for the third quarter and the nine months ended December 31, 2002

2.	Consolidated financial results for the third quarter and the nine months ended December 31, 2002 which were filed with the Tokyo Stock Exchange on February 13, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 13, 2003	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

FOR IMMEDIATE RELEASE

February 13, 2003

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and CFO

Tel: +81-3-5220-0163

Consolidated Results for the Third Quarter and the Nine Months

Ended December 31, 2002

(Prepared in Accordance with U.S. GAAP)

We hereby announce the consolidated results of the Konami Group in accordance with U.S. GAAP for the three months and nine months ended December 31, 2002 as stated in the attached documents.

As for the Computer & Video Games (former CS) segment, WORLD SOCCER WINNING ELEVEN 6: Final Evolution became a hit shipping more than 600,000 copies. PRINCE OF TENNIS: Aim at the Victory, and JIKKYO POWERFUL PRO BASEBALL 9 FINAL VERSION and METAL GEAR SOLID 2: SUBSTANCE also generated favorable sales.

The Yu-Gi-Oh! series became a big hit overseas as a result of synergies with the trading card game. Yu-Gi-Oh! Dark Duel Stories, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL and Yu-Gi-Oh! FORBIDDEN MEMORIES shipped more than 1.3 million copies altogether during the third quarter ended December 31, 2002. Pro Evolution Soccer 2 became a big hit selling more than one million copies in Europe.

The Exercise Entertainment (former H&F) segment expanded the number of high-quality facilities by opening two new facilities Shin-ishikiri branch (Osaka Pref.), Hoshigaoka branch (Aichi Pref.) and remodeling three existing facilities, Takasaki branch (Gunma Pref.), Himeji-chuo branch (Hyogo Pref.), and Korien branch (Osaka Pref.), during the third quarter ended December 31, 2002. We also worked to improve efficiency by merging a subsidiary Konami Olympic Sports Club Corporation on October 1, 2002.

The Toy & Hobby (former T&H) segment maintained solid sales of the Yu-Gi-Oh! Official Card Game series. In particular, sales of the Yu-Gi-Oh! series became predominant in the trading card game market during the Christmas season in North America. The release of a new Yu-Gi-Oh! series card game helped us not only maintain a high level of domestic sales, but also to extend the sale of existing products during the competitive year-end sales season. DegiQ Formula, a new MICRO iR product, and COMBAT DigiQ contributed to increased MICRO iR sales. Candy Toys, which enjoy popularity for their high quality figures, especially MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZOU, achieved more than one million sales following the SF Movie Selection: Thunderbirds series.

The Amusement (former AC) segment maintained the popularity of an e-AMUSEMENT product for amusement arcades, MAH-JONG FIGHT CLUB, which is a video game that allows players to compete directly with players in other arcade game locations via an online amusement connection. In addition, sales of WORLD COMBAT, a gun shooting game that allows many players to play at the same time, remained strong.

The Gaming (former GC) segment recorded favorable sales of domestic token-operated game products such as the large size token-operated game, MONSTER GATE III. The segment contributed to total sales with token-operated products that continue to be popular such as GI-WINNING SIRE, a large size token-operated horse racing game and FORTUNE ORB, a large-sized “penny-falls” game machine. With respect to our overseas gaming business, the installed base of our core product, video slot machines, has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. Our sales in Australia were strong in Queensland, Victoria, and New South Wales.

In this environment, consolidated net revenues, consolidated operating income and consolidated net income for the three months ended December 31, 2002 were ¥78,161 million, ¥13,646 million and ¥8,371 million, respectively. For the nine months ended December 31, 2002, consolidated net revenues, consolidated operating income and consolidated net income amounted to ¥191,356 million, ¥23,811 and ¥12,739 million, respectively.

Note:

Konami Corporation has decided to use U.S. GAAP for its financial reporting since it was listed on the New York Stock Exchange on September 30, 2002. The third quarter ended December 31, 2002 was the first period in which Konami prepared its quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Therefore, U.S. GAAP consolidated financial information for the three months and the nine months ended December 31, 2001 is not available.

Consolidated Financial Results

for the Third Quarter and the Nine Months Ended December 31, 2002

(Prepared in Accordance with U.S. GAAP)

February 13, 2003

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Adoption of U.S. GAAP:	Yes

Notes:

1.	Financial information presented herein was not audited by independent public accountants.
2.	The third quarter ended December 31, 2002 was the first period in which Konami prepared its quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Therefore, U.S. GAAP consolidated financial information for the three months and the nine months ended December 31, 2001 is not available. However, figures for the year ended March 31, 2002 presented herein have been prepared in accordance with U.S. GAAP.

Consolidated Financial Results for the Three and Nine Months Ended December 31, 2002

(Amounts are rounded to the nearest million)

(1)	Consolidated Results of Operations

	(Millions of yen, except per share data)
	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies
Three months ended December 31, 2002	¥78,161	¥13,646	¥13,095
Nine months ended December 31, 2002	191,356	23,811	23,245
Year ended March 31, 2002	225,580	18,087	22,678

	Net income	Net income per share (yen)	Diluted net income per share (yen)
Three months ended December 31, 2002	¥8,371	¥69.47	—
Nine months ended December 31, 2002	12,739	104.50	—
Year ended March 31, 2002	11,402	89.32	—

Notes:

1.	Equity in net income of affiliated companies
Three months ended December 31, 2002:	¥978 million
Nine months ended December 31, 2002:	¥1,622 million
Year ended March 31, 2002:	¥755 million
2.	Weighted-average common shares outstanding
Three months ended December 31, 2002:	120,487,247 shares
Nine months ended December 31, 2002:	121,898,446 shares
Year ended March 31, 2002:	127,647,120 shares
3.	Change in accounting policies: None
4.	Net income per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”.

(2)    Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Total shareholders’ equity per share (yen)
December 31, 2002	¥320,673	¥131,325	41.0%	¥1,089.97
March 31, 2002	328,091	134,990	41.1%	1,084.44

Note:

Number of shares outstanding
December 31, 2002:	120,484,926 shares
March 31, 2002:	124,479,815 shares

(3)    Consolidated Cash Flows

	(Millions of yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Nine months ended December 31, 2002	¥6,799	¥(4,457)	¥(16,894)	¥60,670
Year ended March 31, 2002	11,119	(16,024)	12,613	75,188

(4)    Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	28
Number of affiliated companies accounted for by the equity method:	3

(5)    Changes in Reporting Entities

Number of consolidated subsidiaries added:	1
Number of consolidated subsidiaries removed:	10
Number of affiliated companies removed:	1

1. Organizational Strtucture of the Konami Group

The Konami Group is a collection of companies with global operations in the entertainment industry and is comprised of KONAMI CORPORATION (the “Company”), 28 consolidated subsidiaries and 3 equity method affiliates.

The Company, its subsidiaries and affiliated companies are categorized into business segments according to their operations as stated below.

Business segment categorization is based on the same criteria explained in “6. Segment Information”.

Business Segments	Major Companies

Computer & Video Games or former Consumer Software (CS) (Note 6)	Domestic (*9)	The Company (Note 3, 5, 9), Konami Marketing, Inc. (*2, *3)
Konami Computer Entertainment Osaka, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Computer Entertainment Studios, Inc.
Konami School, Inc. (*1, *7, Note 3)
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD. (*11),
Genki Co., Ltd. (*11)

	Overseas (*4)	Konami of America, Inc., Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

Exercise Entertainment or former Health & Fitness (HF) (*5, Note 5, 6)	Domestic	Konami Sports Corporation(*6, Note 4, 5) Two other companies (Note 5)

Toy & Hobby (*5, Note 6)	Domestic	The Company (Note 3, 5, 9), Konami Marketing, Inc. (*2, *3) Konami Music Entertainment, Inc.

	Overseas (*4)	Konami of America, Inc. Konami Marketing (Asia) Ltd.

Amusement or former Amusement Content (AC) (Note 5, 6, 8)	Domestic	The Company (Note 3, 5, 9), Konami Marketing, Inc. (*2, *3) Konami Sports Life Corporation (Note 5) KPE, Inc. (*8), One other company (*8)

	Overseas (*4)	Konami of America, Inc. Konami Amusement of Europe Ltd. (Note 7) Konami Marketing (Asia) Ltd.

Gaming or former Gaming Content (GC) (Note 6, 8)	Domestic	The Company (Note 3, 5, 9), Konami Marketing, Inc. (*2, *3)

	Overseas	Konami Gaming, Inc. Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Capital, Inc. (Note 9, 10), Konami Service, Inc.

Konami School, Inc. (*1, 7, Note 3)

TAKARA CO., LTD. (*11), One other company
	Overseas (*10)	Two other companies

Notes:

1.	Companies that have multiple business segments are included in each segment in which they operate.
2.	Primary changes in major companies for the nine months ended December 31, 2002 are as follows:
(*1)	Konami Computer Entertainment School, Inc. merged with Roppongi Monitoring Center, Inc. on May 1, 2002 for the purpose of improving the efficiency of their operations and changed its company name to Konami School, Inc.
(*2)	Konami Amusement Operation, Inc. transferred its amusement facility operation business to its new wholly-owned subsidiary KAO Co., Ltd. on May 11, 2002. Konami Amusement Operation, Inc. then sold all shares in KAO Co., Ltd. to Amlead Co., Ltd. on May 13, 2002.
(*3)	Konami Marketing, Inc. merged with Konami Style.com Japan, Inc. and Konami Amusement Operation, Inc. to improve the efficiency of their operations on August 1, 2002.
(*4)	Konami (Singapore) Pte. Ltd. and Konami Corporation of Korea were dissolved in August 2002 and September 2002, respectively.
(*5)	The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.
(*6)	Konami Sports Corporation merged with Konami Olympic Sports Club Corporation on October 1, 2002 to improve the efficiency of their operations.
(*7)	The education business of Konami School, Inc., which used to be included in the Computer & Video Games segment, was transferred to the Other segment as of October 1, 2002 in order to develop human resources in the whole Konami group, while its debugging operations for video game software remain included in the Computer & Video Games segment.
(*8)	Konami Parlor Entertainment, Inc. and Konami Parlor Research, Inc. changed their company names to KPE, Inc. and KPR, Inc., respectively, on November 11, 2002.
(*9)	Konami Computer Entertainment Kobe, Inc. and Konami Computer Entertainment Nagoya, Inc. were dissolved in December 2002.
(*10)	Konami Asia (Singapore) Pte. Ltd. Was dissolved in December 2002.
(*11)	These are equity method affiliates.
3.	The Company took over the debugging business of Konami School, Inc. by acquisition following a corporate split on January 1, 2003.
4.	Konami Sports Corporation merged with Konami Sports Plaza, Inc. on January 1, 2003 in order to improve the efficiency of their operations.
5.	On January 15, 2003, the Company transferred all of its shares in Konami Sports Corporation to Konami Sports Life Corporation as a step toward changing the Company’s corporate structure by reorganizing into a pure holding company. As a result, the health entertainment business which had been a part of the Amusement segment was transferred to the Exercise Entertainment segment on January 16, 2003.
6.	The Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) segment and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively on January 16, 2003.
7.	Konami Amusement of Europe Ltd. changed its company name to Konami Marketing Europe Ltd. on January 13, 2003.
8.	On January 27, 2003, the Gaming segment transferred its token-operated game machine business for the domestic market to the Amusement segment in order to focus on its gaming machine business for the overseas casino industry.
9.	The Company took over the financial service business, such as arrangement of intercompany loans, of its wholly-owned subsidiary Konami Capital, Inc. by acquisition following a corporate split on February 1, 2003. Konami Capital, Inc. now concentrates on its real estate management business.
10.	Konami Capital, Inc. changed its company name to Konami Real Estate, Inc. on February 1, 2003.

2. Business Performance and Cash Flows

(1) Business Review

Overview

With respect to the entertainment industry in which we operate, during the third quarter ended December 31, 2002, PlayStation 2 maintained its global popularity as a video game software platform during the competitive Christmas sales season and its sales grew significantly. As a result, Sony Corporation’s presence became even more dominant in the home video game software platform market. The domestic industry is approaching a turning point with debate about lifting of the ban on casino gaming and commencement of restructuring the video game software industry through mergers and business alliances.

Sales of Yu-Gi-Oh! card game and video game software titles grew significantly in the U.S. and began in Europe resulting in favorable performance. Also, Pro Evolution Soccer 2, a home video game software title for the overseas market sold over one million copies following WORLD SOCCER WINNING ELEVEN that was previously released in Japan. Thus, we have received significant recognition in both domestic and overseas markets.

In this environment, consolidated net revenues, consolidated operating income and consolidated net income for the three months ended December 31, 2002 were ¥78,161 million, ¥13,646 million and ¥8,371 million, respectively. For the nine months ended December 31, 2002, consolidated net revenues, consolidated operating income and consolidated net income amounted to ¥191,356 million, ¥23,811 and ¥12,739 million, respectively.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended December 31, 2002	Nine months ended December 31, 2002
Computer & Video Games (former CS)	¥31,607	¥67,005
Exercise Entertainment (former H&F)	18,321	56,460
Toy & Hobby (former T&H)	18,463	37,907
Amusement (former AC)	8,061	26,670
Gaming (former GC)	4,053	12,468
Other	1,693	4,396
Less: Intersegment revenues	(4,037)	(13,550)

Consolidated net revenues	¥78,161	¥191,356

Note:

The Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) segment and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively on January 16, 2003.

The Computer & Video Games (former CS) segment released WORLD SOCCER WINNING ELEVEN 6: Final Evolution for the PlayStation 2 in December 2002, which became a hit shipping more than 600,000 copies. PRINCE OF TENNIS: Aim at the Victory for the GameBoy Advance, and JIKKYO POWERFUL PRO BASEBALL 9 FINAL VERSION and METAL GEAT SOLID 2: SUBSTANCE for the PlayStation 2 also generated favorable sales.

The Yu-Gi-Oh! series became a big hit overseas as a result of synergies with the trading card game. Yu-Gi-Oh! Dark Duel Stories for the GameBoy Color, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for the GameBoy Advance and Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation shipped more than 1.3 million copies altogether during the third quarter ended December 31, 2002. Pro Evolution Soccer 2 released in October 2002 became a big hit selling more than one million copies in Europe. The Dancing Stage series maintained favorable sales in the U.K., and Dancing Stage Euromix and Dancing Stage Party Edition became hits selling more than 400,000 copies altogether.

As a result, consolidated revenues of the Computer & Video Games segment for the three months and the nine months ended December 31, 2002 were ¥31,607 million and ¥67,005 million, respectively.

The Exercise Entertainment (former H&F) segment expanded the number of high-quality facilities by opening two new facilities Shin-ishikiri branch (Osaka Pref.), and Hoshigaoka branch (Aichi Pref.) and remodeling three existing facilities, Takasaki branch (Gunma Pref.), Himeji-chuo branch (Hyogo Pref.), and Korien branch (Osaka Pref.), during the third quarter ended December 31, 2002. We also worked to improve efficiency by merging a subsidiary Konami Olympic Sports Club Corporation on October 1, 2002.

In a move to improve customer satisfaction and convenience, we introduced two new membership programs that allow members to use all facilities in a specific area (the “Chubu Net Membership” and the “Hyogo Net Membership”). We also introduced a new personal trainer service that provides professional one-to-one advice. We also introduced a new “Undo-Jyuku” training class in order to expand our program offerings and broaden the age group of our members.

We are working to expand our exercise entertainment business beyond the operation of fitness clubs. For example, we have created a web site called “Konami Sports Club” which we believe to be the first i-mode official site in the fitness industry and have also introduced a new jazzercise membership program that is intended to be more user-friendly so as to encourage more members to join our jazzercise program, which we believe to be the largest dance fitness program in the world.

As a result, consolidated revenues of the Exercise Entertainment segment for the three months and the nine months ended December 31, 2002 were ¥18,321million and ¥56,460 million, respectively.

The Toy & Hobby (former T&H) segment maintained solid sales of the Yu-Gi-Oh! Official Card Game series. Sales of the Yu-Gi-Oh! series rapidly expanded in the North America due to improving recognition. They became predominant in the trading card game market during the Christmas season in North America. The release of a new Yu-Gi-Oh! series card game helped us not only maintain a high level of domestic sales, but also to extend the sale of existing products during the competitive year-end sales season. DegiQ Formula, a new MICRO iR product, and COMBAT DigiQ contributed to increased MICRO iR sales and the robust sales performance of our hobby products. Candy toys, which enjoy popularity for their high quality figures, especially MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZOU, achieved more than one million sales following the SF Movie Selection: Thunderbirds series, and achieved a more dominant position in the market.

As a result, consolidated revenues of the Toy & Hobby segment for the three months and the nine months ended December 31, 2002 were ¥18,463 million and ¥37,907 million, respectively.

The Amusement (former AC) segment maintained the popularity of an e-AMUSEMENT product for amusement arcades, MAH-JONG FIGHT CLUB, which is a video game that allows players to compete directly with players in other arcade game locations via an online amusement connection. In addition, sales of WORLD COMBAT, a gun shooting game that allows many players to play at the same time, remained strong.

The health entertainment business continued to focus on expanding distribution of existing products such as Dance Dance Revolution FAMIMAT and MARTIAL BEAT, a fitness action game that uses popular martial arts, and MARTIAL BEAT 2, the sequel to MARTIAL BEAT, the first game with the ability to measure physical strength that was released in September 2002.

The LCD unit business will aim to continue to introduce distinct and appealing products.

As a result, consolidated revenues of the Amusement segment for the three months and the nine months ended December 31, 2002 were ¥8,061 million and ¥26,670 million, respectively.

The Gaming (former GC) segment recorded favorable sales of domestic token-operated game products such as the large size token-operated game, MONSTER GATE III that was released in December 2002 as a sequel to MONSTER GATE II, which is known for having established a new category of token-operated game. The segment contributed to total sales with token-operated products that continue to be popular such as GI-WINNING SIRE, the latest large size token-operated horse racing game in the GI series which has a realistic “right there in the midst of it” feel, and FORTUNE ORB, a large-sized “penny-falls” game machine, popular for its entertaining stage effects. With respect to our overseas gaming business, we acquired gaming licenses in 18 states in North America, and the installed base of our core product, video slot machines, has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. The combination of WILD FIRE, a stand-alone progressive game with gaming contents has been well received in Australia. We have acquired gaming licenses in all Australian states, and sales in Queensland, Victoria, and New South Wales were especially strong.

As a result, consolidated revenues of the Gaming segment for the three months and the nine months ended December 31, 2002 were ¥4,053million and ¥12,468 million, respectively.

Consolidated revenues for the Other segment for the three months and the nine months ended December 31, 2002 were ¥1,693 million and ¥4,396 million, respectively.

(2)    Cash Flows

Cash flow summary for the nine months ended December 31, 2002:

Millions of Yen
Nine months ended December 31, 2002
Net cash provided by operating activities	¥6,799
Net cash used in investing activities	(4,457)
Net cash used in financing activities	(16,894)
Effect of exchange rate changes on cash and cash equivalents	34
Net decrease in cash and cash equivalents	(14,518)
Cash and cash equivalents at December 31, 2002	60,670

Cash follows from operating activities:

Net cash provided by operating activities amounted to ¥6,799 million for the nine months ended December 31, 2002. This resulted primarily from net income of ¥12,739 million due to favorable sales of the Computer & Video Games (former CS) segment and the Toy & Hobby (former T&H) segment with an increase in trade notes and account receivables of ¥6,269 million and an increase in inventories of ¥1,775 million.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥4,457 million for the nine months ended December 31, 2002. This resulted primarily from acquisitions of property and equipment of ¥7,723 million, which was due mainly to an active increase in new club locations of the Exercise Entertainment (former H&F) segment, with proceeds from the sale of subsidiary shares of ¥2,081 million and proceeds from the sale of property and equipment of ¥1,444 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥16,894 million for the nine months ended December 31, 2002. This was primarily due to purchases of treasury stock of ¥10,658 million, a payment of dividends of ¥6,172 million and a decrease in debts of ¥9,297 million with proceeds from issuance of bonds of ¥14,902 million.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Dec. 31, 2002		Mar. 31, 2002		Dec. 31, 2002
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥60,670		¥75,188		$504,532
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥868 million ($7,218 thousand) and ¥636 million at December 31, 2002 and March 31, 2002, respectively	39,715		34,275		330,270
Inventories	17,652		15,990		146,794
Deferred income taxes, net	11,558		9,708		96,116
Prepaid expenses and other current assets	6,696		6,894		55,685

Total current assets	136,291	42.5	142,055	43.3	1,133,397

PROPERTY AND EQUIPMENT, net	42,919	13.4	43,562	13.3	356,915

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	145		204		1,206
Investments in affiliates	14,884		13,459		123,775
Identifiable intangible assets	57,527		60,169		478,395
Goodwill	36,967		36,825		307,418
Lease deposits	24,079		24,654		200,241
Other assets	7,861		7,163		65,372

Total investments and other assets	141,463	44.1	142,474	43.4	1,176,407

TOTAL ASSETS	¥320,673	100.0	¥328,091	100.0	$2,666,719

	Millions of Yen				Thousands of U.S. Dollars
	Dec. 31, 2002		Mar. 31, 2002		Dec. 31, 2002
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥3,938		¥10,948		$32,748
Current portion of long-term debt and capital lease obligations	2,035		4,751		16,923
Trade notes and accounts payable	20,912		20,292		173,904
Income taxes payable	9,426		13,224		78,387
Accrued expenses	18,603		21,120		154,703
Deferred revenue	5,324		3,866		44,274
Other current liabilities	4,593		5,347		38,196

Total current liabilities	64,831	20.2	79,548	24.2	539,135
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	63,236		48,031		525,871
Accrued pension and severance costs	2,450		2,607		20,374
Deferred income taxes, net	21,923		22,986		182,312
Other long-term liabilities	3,170		4,013		26,362

Total long-term liabilities	90,779	28.3	77,637	23.7	754,919

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	33,738	10.5	35,916	11.0	280,565
SHAREHOLDERS’ EQUITY:

Common stock, no par value-
Authorized 450,000,000 shares; issued 128,737,566 shares at December 31, 2002 and March 31, 2002	47,399	14.8	47,399	14.4	394,170
Additional paid-in capital	46,736	14.6	46,736	14.2	388,657
Legal reserve	2,163	0.7	2,163	0.7	17,988
Retained earnings	60,239	18.8	53,149	16.2	500,948
Accumulated other comprehensive income	449	0.1	546	0.2	3,734

Total	156,986	49.0	149,993	45.7	1,305,497
Treasury stock, at cost-
8,252,640 shares and 4,257,751 shares at December 31, 2002 and March 31, 2002, respectively	(25,661)	(8.0)	(15,003)	(4.6)	(213,397)

Total shareholders’ equity	131,325	41.0	134,990	41.1	1,092,100
COMMITMENTS AND CONTINGENCIES	—		—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥320,673	100.0	¥328,091	100.0	$2,666,719

4. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended Dec. 31, 2002		Nine months ended Dec. 31, 2002		Year ended Mar. 31, 2002		Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2002
		%		%		%
NET REVENUES:
Product sales revenue	¥59,843		¥135,052		¥165,154		$497,655	$1,123,093
Service revenue	18,318		56,304		60,426		152,333	468,225

Total net revenues	78,161	100.0	191,356	100.0	225,580	100.0	649,988	1,591,318

COSTS AND EXPENSES:
Costs of products sold	34,061		77,787		104,192		283,251	646,877
Costs of services rendered	17,129		50,615		50,459		142,445	420,915
Selling, general and administrative	13,325		39,143		52,842		110,811	325,514

Total costs and expenses	64,515	82.5	167,545	87.6	207,493	92.0	536,507	1,393,306

Operating income	13,646	17.5	23,811	12.4	18,087	8.0	113,481	198,012

OTHER INCOME (EXPENSES):
Interest income	87		256		244		723	2,129
Interest expense	(190)		(633)		(767)		(1,580)	(5,264)
Gain on sale of subsidiary shares	—		552		4,655		—	4,590
Other, net	(448)		(741)		459		(3,726)	(6,162)

Other income (expenses), net	(551)	(0.7)	(566)	(0.3)	4,591	2.1	(4,583)	(4,707)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	13,095	16.8	23,245	12.1	22,678	10.1	108,898	193,305

INCOME TAXES:
Current	6,994		13,449		17,276		58,162	111,842
Deferred	(1,835)		(3,078)		(5,609)		(15,260)	(25,597)

Total	5,159	6.6	10,371	5.4	11,667	5.2	42,902	86,245

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	7,936	10.2	12,874	6.7	11,011	4.9	65,996	107,060

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	543	0.7	1,757	0.9	364	0.1	4,516	14,611
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	978	1.2	1,622	0.9	755	0.3	8,133	13,489

NET INCOME	¥8,371	10.7	¥12,739	6.7	¥11,402	5.1	$69,613	$105,938

PER SHARE DATA:

	Yen			U.S. Dollars
	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2002	Year ended Mar. 31, 2002	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2002
Basic and diluted net income per share	¥69.47	¥104.50	¥89.32	$0.58	$0.87

Weighted-average common shares outstanding	120,487,247	121,898,446	127,647,120

Note:	Net income per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”. Konami had no dilutive securities outstanding at December 31, 2002 and March 31, 2002, and therefore there is no difference between basic and diluted EPS.

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Nine months ended Dec. 31, 2002	Year ended Mar. 31, 2002	Nine months ended Dec. 31, 2002
Cash flows from operating activities:
Net income	¥12,739	¥11,402	$105,938
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	8,263	15,460	68,715
Provision for doubtful receivables	569	4,189	4,732
Loss on sale or disposal of property and equipment, net	837	924	6,960
Gain on sale of subsidiary shares	(552)	(4,655)	(4,590)
Equity in net income of affiliated companies	(1,621)	(755)	(13,480)
Minority interest	1,757	364	14,611
Deferred income taxes	(3,078)	(5,609)	(25,597)
Change in assets and liabilities:
Increase in trade notes and accounts receivable	(6,269)	(3,930)	(52,133)
Increase in inventories	(1,775)	(1,594)	(14,761)
Increase (decrease) in trade notes and accounts payable	874	(5,934)	7,268
Decrease in income taxes payable	(3,880)	(1,722)	(32,266)
Increase (decrease) in accrued expenses	(2,742)	2,305	(22,802)
Increase in deferred revenue	1,468	805	12,208
Other, net	209	(131)	1,738

Net cash provided by operating activities	6,799	11,119	56,541
Cash flows from investing activities:
Purchases of investments in affiliates	—	(8,115)	—
Purchases of investments in a subsidiary	(315)	—	(2,620)
Proceeds from sales of investments in subsidiaries	2,081	1,797	17,306
Capital expenditures	(7,723)	(8,095)	(64,225)
Proceeds from sales of property and equipment	1,444	444	12,008
Acquisition of new subsidiaries, net of cash acquired	—	692	—
Decrease in time deposits, net	521	90	4,333
Increase in lease deposits, net	(384)	(1,877)	(3,193)
Other, net	(81)	(960)	(674)

Net cash used in investing activities	(4,457)	(16,024)	(37,065)
Cash flows from financing activities:
Net decrease in short-term borrowings	(6,811)	(1,108)	(56,640)
Proceeds from long-term debt	—	45,230	—
Repayments of long-term debt	(2,486)	(13,172)	(20,674)
Principal payments under capital lease obligations	(1,931)	(2,407)	(16,058)
Proceeds from issuance of bonds	14,902	—	123,925
Net proceeds from issuance of common stock by a subsidiary	—	7,035	—
Dividends paid	(6,172)	(7,652)	(51,326)
Purchases of treasury stock by parent company	(10,658)	(15,006)	(88,632)
Purchases of treasury stock by subsidiaries	(3,075)	(194)	(25,572)
Other, net	(663)	(113)	(5,514)

Net cash provided by (used in) financing activities	(16,894)	12,613	(140,491)
Effect of exchange rate changes on cash and cash equivalents	34	667	283
Net increase (decrease) in cash and cash equivalents	(14,518)	8,375	(120,732)
Cash and cash equivalents, beginning of the period	75,188	66,813	625,264

Cash and cash equivalents, end of the period	¥60,670	¥75,188	$504,532

6. Segment Information (Unaudited)

a . Operations in Different Industries

Three months ended Dec. 31, 2002	CS	H&F	T&H	AC	GC	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,367	¥18,318	¥18,351	¥5,586	¥3,995	¥544	¥78,161	—	¥78,161
Intersegment	240	3	112	2,475	58	1,149	4,037	¥(4,037)	—

Total	31,607	18,321	18,463	8,061	4,053	1,693	82,198	(4,037)	78,161
Operating expenses	24,932	19,217	11,065	6,186	3,552	1,481	66,433	(1,918)	64,515

Operating income (loss)	¥6,675	¥(896)	¥7,398	¥1,875	¥501	¥212	¥15,765	¥(2,119)	¥13,646

Nine months ended Dec. 31, 2002	CS	H&F	T&H	AC	GC	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,770	¥56,304	¥37,776	¥17,701	¥12,299	¥1,506	¥191,356	—	¥191,356
Intersegment	1,235	156	131	8,969	169	2,890	13,550	¥(13,550)	—

Total	67,005	56,460	37,907	26,670	12,468	4,396	204,906	(13,550)	191,356
Operating expenses	54,417	57,594	23,607	21,654	11,839	4,367	173,478	(5,933)	167,545

Operating income (loss)	¥12,588	¥(1,134)	¥14,300	¥5,016	¥629	¥29	¥31,428	¥(7,617)	¥23,811

Year ended Mar. 31, 2002	CS	H&F	T&H	AC	GC	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥60,426	¥25,213	¥31,641	¥13,264	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	120	388	7,092	382	2,622	11,971	¥(11,971)	—

Total	90,129	60,546	25,601	38,733	13,646	8,896	237,551	(11,971)	225,580
Operating expenses	71,777	65,042	18,400	32,346	14,285	9,241	211,091	(3,598)	207,493

Operating income (loss)	¥18,352	¥(4,496)	¥7,201	¥6,387	¥(639)	¥(345)	¥26,460	¥(8,373)	¥18,087

Three months ended Dec. 31, 2002	CS	H&F	T&H	AC	GC	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$260,848	$152,333	$152,607	$46,454	$33,222	$4,524	$649,988	—	$649,988
Intersegment	1,996	25	931	20,582	483	9,555	33,572	(33,572)	—

Total	262,844	152,358	153,538	67,036	33,705	14,079	683,560	(33,572)	649,988
Operating expenses	207,335	159,809	92,016	51,443	29,538	12,316	552,457	(15,950)	536,507

Operating income (loss)	$55,509	$(7,451)	$61,522	$15,593	$4,167	$1,763	$131,103	$(17,622)	$113,481

Nine months ended Dec. 31, 2002	CS	H&F	T&H	AC	GC	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$546,944	$468,225	$314,145	$147,202	$102,278	$12,524	$1,591,318	—	$1,591,318
Intersegment	10,270	1,297	1,090	74,586	1,406	24,033	112,682	(112,682)	—

Total	557,214	469,522	315,235	221,788	103,684	36,557	1,704,000	(112,682)	1,591,318
Operating expenses	452,532	478,952	196,316	180,075	98,454	36,316	1,442,645	(49,339)	1,393,306

Operating income (loss)	$104,682	$(9,430)	$118,919	$41,713	$5,230	$241	$261,355	$(63,343)	$198,012

Notes:
	1.	Primary businesses of each segment are as follows:
		Consumer Software (CS):	Production and sale of home-use video game software
		Health and Fitness (H&F):	Operation of health and fitness clubs
		Toy & Hobby (T&H):	Production and sale of character related products
		Amusement Content (AC):	Manufacture and sale of amusement arcade games and related components
		Gaming Content (GC):	Manufacture and sale of gaming machines for overseas market and token-operated games for domestic market
		Other:	Financial and real estate management services provided primarily to our subsidiaries

	2.	The Health and Fitness (HF) segment and the Character Products (CP) segment changed their names to Health & Fitness (H&F) and Toy & Hobby (T&H), respectively, on October 1, 2002.

The Consumer Software (CS) segment, the Health & Fitness (H&F) segment, the Toy & Hobby (T&H) segment, the Amusement Content (AC) segment and the Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively, on January 16, 2003.

3.

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from CS and T&H to AC and GC, sales of hardware and components from AC and GC to CS and H&F, and administrative services provided by shared-service subsidiaries included in other. Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

b . Operations in Geographic Areas

Three months ended December 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥46,412	¥22,667	¥6,772	¥2,310	¥78,161	—	¥78,161
Intersegment	22,717	788	—	80	23,585	¥(23,585)	—

Total	69,129	23,455	6,772	2,390	101,746	(23,585)	78,161
Operating expenses	58,551	21,974	5,897	1,868	88,290	(23,775)	64,515

Operating income (loss)	¥10,578	¥1,481	¥875	¥522	¥13,456	¥190	¥13,646

Nine months ended December 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥138,208	¥36,545	¥10,777	¥5,826	¥191,356	—	¥191,356
Intersegment	38,522	977	27	315	39,841	¥(39,841)	—

Total	176,730	37,522	10,804	6,141	231,197	(39,841)	191,356
Operating expenses	154,850	37,021	10,370	4,864	207,105	(39,560)	167,545

Operating income (loss)	¥21,880	¥501	¥434	¥1,277	¥24,092	¥(281)	¥23,811

Year ended March 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Three months ended December 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$385,963	$188,499	$56,316	$19,210	$649,988	—	$649,988
Intersegment	188,915	6,553	—	665	196,133	(196,133)	—

Total	574,878	195,052	56,316	19,875	846,121	(196,133)	649,988
Operating expenses	486,911	182,736	49,039	15,535	734,221	(197,714)	536,507

Operating income (loss)	$87,967	$12,316	$7,277	$4,340	$111,900	$1,581	$113,481

Nine months ended December 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,149,339	$303,908	$89,622	$48,449	$1,591,318	—	$1,591,318
Intersegment	320,349	8,125	224	2,620	331,318	(331,318)	—

Total	1,469,688	312,033	89,846	51,069	1,922,636	(331,318)	1,591,318
Operating expenses	1,287,734	307,867	86,237	40,449	1,722,287	(328,981)	1,393,306

Operating income (loss)	$181,954	$4,166	$3,609	$10,620	$200,349	$(2,337)	$198,012

Note:	For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes:

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of December 31, 2002 of ¥120.25 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3.	The third quarter ended December 31, 2002 was the first period in which Konami prepared its quarterly consolidated financial statements in accordance with U.S. GAAP. Therefore, U.S. GAAP consolidated financial information for the three months and the nine months ended December 31, 2001 is not available.

4.	Comprehensive income for the three months and the nine months ended December 31, 2002 and for the year ended March 31, 2002 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2002	Year ended Mar. 31, 2002	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2002
Net income	¥8,371	¥12,739	¥11,402	$69,613	$105,938
Other comprehensive income:
Foreign currency translation adjustments	27	(186)	709	225	(1,547)
Net unrealized gains (losses) on available-for-sale securities	(8)	89	(189)	(67)	740

	19	(97)	520	158	(807)

Comprehensive income	¥8,390	¥12,642	¥11,922	$69,771	$105,131